FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 30 March 2007

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):






              International Power plc - Voting Rights and Capital

In accordance with the Transparency Directive's Transitional Provision 6, International Power plc hereby notifies the market of the following;

International Power plc's capital consists of 1,497,941,051 ordinary shares with voting rights. Each share has equal voting rights and there are no shares held in Treasury.

Therefore, the total number of voting rights in International Power plc is 1,497,941,051.

This figure (1,497,941,051) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in International Power plc, under the FSA Disclosure and Transparency Rules.


Stephen Ramsay
Company Secretary
30 March 2007


Investor Contact: Aarti Singhal
Telephone: +44(0) 20 7320 8681



                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary